

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

1 July 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


05009562

BY FAX

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 for your attention:

1. Announcement made by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the proposed disposal by Resorts World Limited, a wholly-owned subsidiary of Resorts World Bhd, of its entire equity interest in Geremi Limited to Genting International PLC for a consideration of USD 4.6 million.

2. Announcement made by the Company pertaining to the Twenty-Fifth Annual General Meeting.

3. Announcement made by the Company pertaining to the Change in Boardroom.

4. Announcement made by the Company pertaining to the Change in Audit Committee (3 sets).

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

General Announcement

Initiated by **MB_CIMB4** on **06/28/2005 02:11:43 PM**
Submitted by **MB_CIMB4** on **06/28/2005 06:13:31 PM**
Reference No **MM-050628-51103**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

	Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**RESORTS WORLD BHD**
*	Stock name	:	**RESORTS**
*	Stock code	:	**4715**
*	Contact person	:	**CHARMAINE CHEE/KHAIRIZAN**
*	Designation	:	**ASSISTANT MANAGER/EXECUTIVE**
*	Contact number	:	**2084 8888 EXT 8781/9214**
	E-mail address	:	**khairizan@cimb.com.my**
*	Type	:	**Announcement**

* Subject :

RESORTS WORLD BHD ("RESORTS" OR "COMPANY")

PROPOSED DISPOSAL BY RESORTS WORLD LIMITED, A WHOLLY-OWNED SUBSIDIARY OF RESORTS, OF ITS ENTIRE EQUITY INTEREST IN GEREMI LIMITED TO GENTING INTERNATIONAL PLC FOR A CONSIDERATION OF USD4.6 MILLION ("PROPOSED DISPOSAL")

* **Contents :-**

On behalf of the Board of Directors of Resorts, we are pleased to announce that the shareholders of Resorts had, at the Company's Extraordinary General Meeting held today, approved the Proposed Disposal.

This announcement is dated 28 June 2005.



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **28/06/2005 06:17:24 PM**
Submitted by **RESORTS WORLD** on **28/06/2005 06:32:53 PM**
Reference No **RW-050628-65598**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" or "the Company")
- Twenty-Fifth Annual General Meeting ("25th AGM")

* **Contents :-**

The Board of Directors of RWB is pleased to inform that the shareholders of RWB have at the 25th AGM of the Company held on Tuesday, 28 June 2005 approved all the resolutions under Ordinary and Special Business as set out in the Notice of the 25th AGM contained in the Annual Report for Year 2004.

RESORTS WORLD BHD

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Change in Boardroom

Ownership transfer to **RESORTS WORLD** on **29/06/2005 04:40:08 PM**
Submitted by **RESORTS WORLD** on **29/06/2005 06:17:33 PM**
Reference No **RW-050629-F9C0B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**28/06/2005**
* Type of change	:	**Retirement**
* Designation	:	**Non-Executive Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Dato' Siew Nim Chee**
* Age	:	**79**
* Nationality	:	**Malaysian**
* Qualifications	:	**(1) Bachelor of Arts Degree and Bachelor of Arts (Honours) Degree in Economics** **(2) Masters of Science Degree in Industrial Labour Relations**
* Working experience and occupation	:	**Adviser and Consultant to Genting Berhad from 1977 to 1985 and continues to be active in the corporate sector thereafter.**
* Directorship of public companies (if any)	:	**(1)Ancom Berhad** **(2) Johan Holdings Berhad** **(3) UAC Berhad** **(4) Malaysia Smelting Corporation Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

At the Twenty-Fifth Annual General Meeting of Resorts World Bhd held on 28 June 2005, Dato' Siew Nim Chee did not seek re-appointment as a Director of the Company pursuant to Section 129 of the Companies Act, 1965.



Form Version 2.0

Change in Audit Committee

Ownership transfer to **RESORTS WORLD** on **29/06/2005 05:38:54 PM**
Submitted by **RESORTS WORLD** on **29/06/2005 06:35:41 PM**
Reference No **RW-050629-4FC2B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**28/06/2005**
* Type of change	:	**Retirement**
* Designation	:	**Member of Audit Committee**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Dato' Siew Nim Chee**
* Age	:	**79**
* Nationality	:	**Malaysian**
* Qualifications	:	**(1) Bachelor of Arts Degree and Bachelor of Arts (Honours) Degree in Economics.** **(2)Masters of Science Degree in Industrial Labour Relations**
* Working experience and occupation	:	**Adviser and Consultant to Genting Berhad from 1977 to 1985 and continues to be active in the corporate sector thereafter.**
* Directorship of public companies (if any)	:	**(1) Ancom Berhad** **(2) Johan Holdings Berhad** **(3) UAC Berhad** **(4) Malaysia Smelting Corporation Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
* Composition of Audit Committee (Name and Directorate of members after change)	:	**(1) Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Member)** **Independent Non-Executive Director** **(2) Tan Sri Datuk Clifford Francis Herbert (Member)** **Independent Non-Executive Director** **(3) Tan Sri Lim Kok Thay (Member)** **Chairman, President and Chief Executive** **(4) Mr Tan Wah Joo (Member)** **Executive Director**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)	:	○ **Yes** ● **No**

* Reason (if NO) : **Does not have a majority of independent non-executive directors.**

Remarks :

At the Twenty-Fifth Annual General Meeting of Resorts World Bhd held on 28 June 2005, Dato' Siew Nim Chee did not seek re-appointment as a Director of the Company pursuant to Section 129 of the Companies Act, 1965.



Form Version 2.0

Change in Audit Committee

Ownership transfer to **RESORTS WORLD** on **01/07/2005 02:18:15 PM**
Submitted by **RESORTS WORLD** on **01/07/2005 06:05:22 PM**
Reference No **RW-050629-316E1**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

*	Date of change	: **01/07/2005**
*	Type of change	: **Appointment**
*	Designation	: **Member of Audit Committee**
*	Directorate	: ○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Tan Sri Dato' Dr. Lin See Yan**
*	Age	: **65**
*	Nationality	: **Malaysian**
*	Qualifications	: **1. B.A. in Economics, Statistics and Philosophy from University of Malaya, Singapore** **2. B.A. (Hons) in Economics from University of Malaya, Singapore** **3. M.P.A. in Finance from Harvard University, USA** **4. M.A. in Money & Banking from Harvard University, USA** **5. Ph.D. in Economics from Harvard University, USA** **6. Ph.D. in Economics (Hon) from University Utara Malaysia** **7. Fellow, Institute of Statisticians, London (F.I.S.)** **8. Chartered Statistician, London (C. Stat.)** **9. Fellow, The Royal Statistical Society, London (F.R.S.S.)** **10. Fellow, IMF Institute** **11. Eisenhower Fellow** **12. Fellow, Institute of Bankers, Malaysia (F.I.B.M.)** **13. Honorary Fellow, Malaysian Insurance Institute (F.M.I.I.)** **14. Distinguished Fellow, Institute of Strategic and International Studies (I.S.I.S.) Malaysia** **15. Fellow, Malaysian Institute of Management (MIM)** **16. Fellow, Malaysian Economic Association (MEA)**

* Working experience and occupation : **Chairman and CEO, LIN Associates**
Chairman, Sains Bumi Inisiatif

Dr. Lin is an independent strategic and financial Consultant. Prior to 1998, he was Chairman/President and CEO of Pacific Bank and for 14 years since 1980, Deputy Governor of Bank Negara Malaysia (the Central Bank), having been a central banker for 34 years. He retired from the Board of Khazanah Nasional (including Chairman of its EXCO), the holding company of the Government's national assets, as well as some positions with the PNB Group (the nation's largest mutual fund) with whom he remains closely associated since its founding. Dr. Lin continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Pro-Chancellor, Universiti Sains Malaysia; Trustee, Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia. In addition, he advises and sits on the Boards (including Executive/Audit Committees) of a number of publicly listed and private business enterprises in Malaysia, Singapore and Indonesia engaged in plantations, food and beverages, aquaculture, education, earth science, chemicals and petroleum products, automobiles, housing and property development, banking and insurance, e-commerce, venture capital and fund management. He is Governor, Asian Institute of Management, Manila, and Chairman of the Council of the Graduate School Alumni Association at Harvard University in Cambridge (USA) and Member of the visiting committee on Asian Studies as well as Regional Director for Asia, Harvard Alumni Association, Harvard University. He is also Professor of Economics (Adjunct), Universiti Utara Malaysia. In addition, he is a Trustee of: Tun Ismail Ali Foundation (PNB); Harvard Club of Malaysia Foundation; and Malaysian Economic Association Foundation.

Professionally trained as a chartered statistician, Tan Sri is also a banker, economist and venture capitalist. He received 3 post-graduate degrees from Harvard University (including a Ph.D. in Economics) where he was a Mason Fellow and Ford Scholar, and where he continues to maintain close links; and was founding Deputy President of the Association of Harvard University Alumni Clubs of Asia (AHUACA). He is an Eisenhower Fellow and Fellow of the following professional organisations: IMF Institute (Washington D.C.); Royal Statistical Society (London); Malaysian Institute of Bankers; Malaysian Insurance Institute; Malaysian Institute of Management; and Malaysian Economic Association. He is also Distinguished Fellow, Institute of Strategic and International Studies. Tan Sri was honoured with 6 Royal Awards for services to the nation. Dr. Lin consults, writes, publishes and lectures widely in Malaysia and overseas.

* Directorship of public companies (if any)	:	**(1) Genting Berhad** **(2) Ancom Berhad** **(3) Fraser & Neave Holdings Berhad** **(4) JobStreet Corporation Berhad** **(5) KrisAssets Holdings Berhad** **(6) Wah Seong Corporation Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
* Composition of Audit Committee (Name and Directorate of members after change)	:	**(1) Tan Sri Datuk Clifford Francis Herbert (Chairman)** **Independent Non-Executive Director** **(2) Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Member)** **Independent Non-Executive Director** **(3) Tan Sri Dato' Dr. Lin See Yan (Member)** **Independent Non-Executive Director** **(4) Tan Sri Lim Kok Thay (Member)** **Chairman, President & Chief Executive** **(5) Mr Justin Tan Wah Joo (Member)** **Executive Director**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● **Yes** ○ **No**
Remarks	:	



Form Version 2.0

Change in Audit Committee

Ownership transfer to **RESORTS WORLD** on **01/07/2005 05:57:10 PM**
Submitted by **RESORTS WORLD** on **01/07/2005 06:13:13 PM**
Reference No **RW-050701-6AB4D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**01/07/2005**
* Type of change	:	**Redesignation**
* Previous Position	:	**Member of Audit Committee**
* New Position	:	**Chairman of Audit Committee**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Tan Sri Datuk Clifford Francis Herbert**
* Age	:	**63**
* Nationality	:	**Malaysian**
* Qualifications	:	**B.A (Hons) Malaya, MBA Pittsburgh**

* Working experience and occupation	:	**1. Assistant Secretary** **Public Services Department** **(1964-1968)** **2. Assistant Secretary** **Development Administration Unit** **Prime Minister's Department** **(1968-1975)** **3. Deputy Secretary** **Economic & International Division** **Ministry of Finance** **(1975-1982)** **4. Manager** **Financial Management Systems Unit** **Ministry of Finance** **(1983-1986)** **5. Secretary** **Economic & International Division** **Ministry of Finance** **(1986-1991)** **6. Deputy Secretary General to the Treasury** **Ministry of Finance** **(16 November 1991 - 1 August 1994)** **7. Secretary General to the Treasury** **Ministry of Finance** **(2 August 1994 - 31 December 1997)**
* Directorship of public companies (if any)	:	**1. Percetakan Nasional Berhad** **2. AMMB Holdings Berhad** **3. AmMerchant Bank Berhad** **4. AmBank Berhad** **5. AmInvestment Group Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
* Composition of Audit Committee (Name and Directorate of members after change)	:	**(1) Tan Sri Datuk Clifford Francis Herbert (Chairman)** **Independent Non-Executive Director** **(2) Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Member)** **Independent Non-Executive Director** **(3) Tan Sri Dato' Dr. Lin See Yan (Member)** **Independent Non-Executive Director** **(4) Tan Sri Lim Kok Thay (Member)** **Chairman, President and Chief Executive** **(5) Mr Tan Wah Joo (Member)** **Executive Director**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● **Yes** ○ **No**

Remarks :
